WRITTEN CONSENT OF THE BOARD
OF DIRECTORS OF
CRITICAL HOME CARE, INC.

     THE UNDERSIGNED, being all the current directors of Critical Home Care, Inc., a Nevada corporation (the “Corporation”), acting pursuant to Section 78.315 of the Nevada Revised Statutes, do hereby consent to the adoption of the following resolutions and to the taking of the actions therein described:

RESOLVED, that the Board of Directors, pursuant to Article VII, Section 1 of the Corporation’s By-Laws, hereby amend the By-Laws as follows:

o	Article II, Section 1 of the By-Laws shall be amended and restated to read:

The Board of Directors of the Company shall consist of no less than five (5) persons who shall be chosen by the stockholders annually, at the annual meeting of the Company, and who shall hold office for one (1) year, and until their successors are elected and qualified.

o	Article II, Section 2 of the By-Laws shall be amended and restated to read:

When any vacancy occurs among the directors by death, resignation, disqualification, increase in the number of directors or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining directors, by the affirmative vote of the majority thereof, shall elect a successor to hold office until a successor shall have been elected and shall qualify.

     FURTHER RESOLVED, that the Board of Directors, acting pursuant to newly amended Article II, Sections 1 and 2 of the Corporation’s By-Laws, hereby elect John Thornton as a Director of the Corporation until his successor shall have been elected and shall qualify.

FURTHER RESOLVED, that Mitchell Cooper hereby resigns as Chairman of the Corporation’s Audit Committee, effective as of the date hereof, but shall remain a member of the Audit Committee.

FURTHER RESOLVED, that the Board of Directors hereby appoint John Thornton as Chairman of the Corporation’s Audit Committee, effective as of the date hereof.

     FURTHER RESOLVED, that relative to his positions as a member of the Corporation’s Board of Directors, as well as Chairman of the Corporation’s Audit Committee, Mr. Thornton shall be compensated as follows:

Mr. Thornton shall receive an annual retainer of $25,000 which will be satisfied in the form of options to purchase Corporation common shares with a price of $.50 per share and a term of seven (7) years. The number of shares optioned will be determined by normally acceptable modeling techniques. An additional option with a value of $3,000 will be awarded as Audit Committee Chairman. For each Board meeting attended, Mr. Thornton will be paid $1,000, and for each committee meeting attended Mr. Thornton will receive $500 payable in Corporation common stock with the value currently determined at $.50 per share.

     FURTHER RESOLVED, that the Board of Directors hereby ratify the appointment of the following individuals to the following offices, which appointments became effective upon the effective date of the Corporation’s recent transaction with RKDA, Inc. and Arcadia Services, Inc.:

John E. Elliott	Chairman of the Board/Chief Executive Officer
Lawrence Kuhnert	President/Chief Financial Officer
David S. Bensol	Executive Vice President

Dated: June 11, 2004

/s/ David S. Bensol ______________________________ David S. Bensol, Director

/s/ Mitchell Cooper ______________________________ Mitchell Cooper, Director

/s/ John E. Elliott II ______________________________ John E. Elliott II, Director

/s/ Lawrence Kuhnert ______________________________ Lawrence Kuhnert, Director